HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                      October 23, 2018

Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Registration Statement on Form S-1
            File No. 333-226513


     This office represents Advantego Corp. (the "Company"). In response to the comment received from the staff by letter dated September 27, 2018, the Company proposes to add the following to the section of the prospectus captioned "Investment Agreements":

            Our Investment Agreement with Tangiers allows us to raise up to $5,000,000 from the sale of our common stock to Tangiers. However, under a current policy of the Securities and Exchange Commission, we can only sell 2,500,000 shares to Tangiers at the present time.

            As of October 22, 2018 we had 16,673,143 outstanding shares of common stock. If we sell 2,500,000 shares of our common stock to Tangiers we would have 19,173,143 outstanding shares of common stock (without giving effect to any other shares that we may issue during the term of the Investment Agreement) and the ownership interest in our company by our shareholders as of October 22, 2018 would be reduced by approximately 13%.

            Based on the market price of our common stock on October 22, 2018 ($0.70), we would need to sell approximately 8,658,000 shares to raise the $5,000,000 from Tangiers. If the price of our common stock declines, we will need to sell more shares to Tangiers to raise the full $5,000,000 from Tangiers. The following chart illustrates the number of shares we will need to sell to Tangiers if the price of our common stock declines from the closing price of our common stock on October 22, 2018.

         Percentage Decrease in
          Stock Price                     0%        20%        30%         50%
                                          --        ---        ---         ---
         Stock Price                    $0.70      $0.56      $0.49        $0.35
         Approximate number of shares
          needed to be issued to
          obtain the %5,000,000 from
          Tangiers (1)                8,658,000 10,822,000 12,376,000 17,319,000

           (1) Shares will be sold to Tangiers at 82.5% of the market price of our common stock.

            Our ability to sell shares under the Investment Agreement with Tangiers requires that the registration statement, of which this prospectus forms a part, be declared effective by the Securities and Exchange Commission and continue to be effective. The registration statement of which this prospectus forms a part registers the resale of 2,500,000 shares issuable under the Investment Agreement with Tangiers and our ability to sell additional shares to Tangiers under the Investment Agreement is subject to our ability to prepare and file one or more additional registration statements registering the resale of these shares. These registration statements may be subject to review and comment by the staff of the Securities and Exchange Commission and will require the consent of our independent registered public accounting firm. Although the effectiveness of these registration statements is a condition precedent to our ability to sell the shares of our common stock to Tangiers, the timing or the effectiveness of these registration statements cannot be assured.

            The sale of our common stock to Tangiers in accordance with the Investment Agreement will have a dilutive impact on our stockholders. As a result, our net loss per share could decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise any put notice, the more shares of our common stock we will have to issue to Tangiers pursuant to the Investment Agreement. If our stock price decreases during the pricing period, our existing stockholders would experience greater dilution.

     Please advise if the addition of the foregoing will resolve the staff's comment.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart